Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2024 ELLOMAY CAPITAL LTD. 2024 Annual General Meeting of Shareholders July 25, 2024, 3:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY ELLOMAY CAPITAL LTD. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 25, 2024 The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Kalia Rubenbach (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, on Thursday, July 25, 2024, at 3:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged) (the “Proxy Statement”): WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. By signing and submitting the Proxy Card, the undersigned hereby confirms and declares that it, he or she is not a “controlling shareholder” and does not have a “personal interest” in the approval of proposals 2-4, except if you notify us of such position or personal interest in writing in advance of the vote. For further information on the definitions of “controlling shareholder” and “persona interest,” including the contact details for the delivery of a notice to the Company if you believe you are a “controlling shareholder” or have a “personal interest” in connection with proposals 2-4, see Item 2 of the Proxy Statement, under “Required Vote”. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT. With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors. (Continued, and to be marked, dated and signed, on the other side) Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

2024 2024 Annual General Meeting of Shareholders ELLOMAY CAPITAL LTD. 18 Rothschild Boulevard, 1st Floor Tel-Aviv 6688121, Israel To be held on July 25, 2024, 3:00 p.m., Israel time PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Please mark your votes like this 1. To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. The 4. To approve the provision and renewal of an exemption to office holders who are deemed to be controlling shareholders, effective June 21, 2024, and to determine that this resolution is for the benefit of the Company. FOR AGAINST ABSTAIN nominees are: FOR AGAINST ABSTAIN (a) (b) (c) (d) Shlomo Nehama Ran Fridrich Anita Leviant Ehud Gil 5. To reappoint Somekh Chaikin, a FOR AGAINST ABSTAIN member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2024, and until the next annual general meeting of shareholders, and to authorize the Board of Directors to approve the remuneration of said independent auditors in accordance with the volume and nature of their services, or to delegate such power to the Audit Committee. 2. To approve the extension of, and the FOR AGAINST ABSTAIN update of fees under, the Amended and Restated Management Services Agreement among the Company, Meisaf, Kanir and Keystone, and to determine that this resolution is for the benefit of the Company. To approve the grant and renewal of the Company’s form of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders, effective June 21, 2024, and to determine that this resolution is for the benefit of the Company. 3. FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date ,2024 Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name.